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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
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                               (Name of Issuer)

                           No Par Value Common Stock
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                        (Title of Class of Securities)

                                 203421 30 0
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                                (CUSIP Number)
   Steven M. Bathgate, 5350 S. Roslyn, Suite 380, Englewood, Colorado 80111
                                (303) 694-0862
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               October 21, 1998
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 4 Pages


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                                 SCHEDULE 13D

CUSIP No. 203421 30 0                                        Page 2 of 4 Pages

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(1)  Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
     Persons

     Steven Mark Bathgate
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(2)  Check the Appropriate Box if a Member             (a) [  ]
     of a Group*                                       (b) [  ]

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(3)  SEC Use Only


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(4)  Source of Funds*

     PF and AF
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)             [ ]
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(6)  Citizenship or Place of Organization

     Mr. Bathgate is a U.S. citizen
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Number of Shares              (7)  Sole Voting Power
Beneficially Owned                 356,700
by Each Reporting             ---------------------------------------------
Person With                   (8)  Shared Voting Power
                                   202,800
                              ---------------------------------------------
                              (9)  Sole Dispositive Power
                                   356,700
                              ---------------------------------------------
                              (10) Shared Dispositive Power
                                   202,800
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     559,500
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(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* []

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(13) Percent of Class Represented by Amount in Row (11)

     24.5%
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(14) Type of Reporting Person*

     IN
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                     *SEE INSTRUCTION BEFORE FILLING OUT!



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                                                             Page 3 of 4 Pages
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ITEM 1.   SECURITY AND ISSUER

          This statement relates to the no par value common stock of Communications World International, Inc. ("CWI") or ("Company"). CWI's principal executive offices are located at 6025 South Quebec, Suite 300, Englewood, Colorado 80111.


ITEM 2.   IDENTITY AND BACKGROUND

          (a)  Steven Mark Bathgate

          (b) Mr. Bathgate's business address is 5350 South Roslyn, Suite 380, Englewood, Colorado 80111.

          (c)  Mr. Bathgate's principal occupation is Investment Banker.

          (d) Mr. Bathgate has not been convicted in a criminal proceeding during the last 5 years.

          (e) Mr. Bathgate has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

          (f)  Mr. Bathgate is a U.S. citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Bathgate acquired the securities with funds from his personal bank account or the funds of the purchasing entity.


ITEM 4.   PURPOSE OF TRANSACTION

          Mr. Bathgate's acquisition of shares of the no par value common stock of CWI is solely for investment purposes.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) 559,500 shares, or approximately 24.5% of the Issuer's common stock issued and outstanding owned by the following individuals and entities:
Steven M. Bathgate; Margaret M. Bathgate, Mr. Bathgate's wife; Kiawah Capital Partners, a general partnership of which Mr. Bathgate is a general partner and one-half owner; the Bathgate Family Partnership II, for which Mr. Bathgate is a beneficiary and acts as co-general partner; and Allison, Marc, Jonathan, and Charles Bathgate, the minor children of Mr. Bathgate for which Mr. Bathgate acts as custodian pursuant to the Uniform Gifts to Minors Act.

          (b)  Number of shares as to which Steven M. Bathgate has:

               (i)    Sole power to vote or to direct the vote:      356,700
               (ii)   Shared power to vote or to direct the vote:    202,800
               (iii)  Sole power to dispose or to direct the
                      disposition of:                                356,700
               (iv)   Shared power to dispose or to direct the
                      disposition of:                                202,800

          (c) Since the original filing of the first amendment to his original Schedule 13D, Mr. Bathgate, or the listed entities, purchased the following shares of the no par value common stock of CWI directly from CWI:



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                                                             Page 4 of 4 Pages
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
                 Date of             Name of             Number
                Purchase            Purchaser           Of Shares   Price
               ----------   ------------------------    ---------   -----
               5/5/98       Steven M. Bathgate IRA       15,000     $2.50
               5/5/98       Steven M. Bathgate IRA    15,000(A)     -----
               5/5/98       Steven M. Bathgate Keogh     25,000     $2.50
               5/5/98       Steven M. Bathgate Keogh  25,000(A)     -----
               7/1/98       Steven M. Bathgate        15,000(A)     -----
               7/9/98       Margaret M. Bathgate      49,500(B)     -----
               7/9/98       Margaret M. Bathgate      10,000(A)     -----
               10/7/98      Steven M. Bathgate         5,000(A)     -----
               10/7/98      Steven M. Bathgate        24,750(B)     -----
               10/21/98     Steven M. Bathgate        24,750(D)     $1.00
               10/21/98     Steven M. Bathgate         4,950(A)     -----
               10/21/98     Steven M. Bathgate Keogh 100,000(C)     $1.00
               10/21/98     Steven M. Bathgate Keogh  20,000(A)     -----
               10/21/98     Margaret M. Bathgate      49,500(D)     $1.00
               10/21/98     Margaret M. Bathgate       9,900(A)     -----
               10/21/98     Margaret M. Bathgate      75,000(C)     $1.00
               10/21/98     Margaret M. Bathgate      15,000(A)     -----

(A)  Shares underlying warrants
(B) Shares underlying shares of Convertible Preferred Stock into which Convertible Notes are convertible
(C)  Shares underlying shares of Convertible Preferred Stock
(D)  Share underlying Convertible Preferred Stock into which Convertible Notes
     (B) were converted.

               Not applicable.

          (d)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Bathgate is not a party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


November 12, 1998                       /s/ Steven M. Bathgate
-----------------                       -----------------------------------
(Date)                                  Signature

                                        Steven M. Bathgate
                                        -----------------------------------
                                        (Name/Title)